EXHIBIT 99.1


          AMDOCS STATEMENT ON RESULTS FOR THIRD FISCAL QUARTER OF 2002

ST. LOUIS, MO--June 20, 2002--Amdocs Limited (NYSE: DOX) today announced that, based on preliminary data, revenue for the third quarter of fiscal 2002 is expected to be approximately $380 million, which is below previous guidance of $420 million. Pro forma earnings per share is expected to be approximately $0.20 per diluted share, compared to previous guidance of $0.33.*

The company's revised estimates reflect reductions in the capital investment budgets of many service providers, with resulting slowdowns in customer buying decisions. Amdocs also anticipates that market conditions in the fourth quarter will continue to be challenging. The company now expects that revenue for the fourth quarter ending September 30, 2002, will be in the range of $350 to $360 million, with pro forma earnings per share for the fourth quarter expected to be in the range of $0.17 to $0.20. The company is moving decisively to reduce costs, with reductions of approximately 10% to be implemented over the next two quarters. The measures to be taken include overhead expense cuts and a manpower reduction of 8-10%. As a result, the company also intends to take a restructuring charge in the third quarter.

Avi Naor, President and CEO of Amdocs Management Limited, said: "We are disappointed that revenues will not meet our expectations. The deepening slowdown in the telecom industry is significantly impacting our business. We are taking the necessary measures to ensure continued competitiveness and enhance profitability."

Dov Baharav, CFO of Amdocs Management Limited, said: "We are in a tough market, but we are moving quickly to deal with the challenges. Amdocs is fortunate to be starting from a position of strength, with a strong balance sheet and high recurring revenues generating significant cash flow. Longer term, we believe that the fundamentals of the billing and CRM market are strong and, as the market leader, we will be well positioned to generate renewed growth over time."

Amdocs is the world's leading provider of CRM, billing and order management systems for the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of approximately 9,000 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

Amdocs will host a conference call on June 20, 2002 at 5 p.m. Eastern Daylight Time to discuss the Company's revised earnings forecast for the third and fourth quarters. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

Amdocs reports its third quarter results on July 23, 2002.

* Pro forma earnings per share excludes a non-recurring restructuring charge and acquisition-related charges, and related tax effects.

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This press release may contain forward-looking statements as defined under the
Securities Act of 1933, as amended, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F filed December 27, 2001 and our Form 6-K filed on January 30, 2002 and our Form 6-K filed May 13, 2002.

For more information:
Investors Contact:
Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
1-314-212-8328
E-Mail: dox_info@amdocs.com


Media Contact:
Dan Ginsburg
Porter Novelli for Amdocs
Tel: 1-212-601-8020
Fax: 1-212-601-8101
E-Mail: dginsburg@porternovelli.com